Exhibit 3.1

ARTICLE VIII

FORUM FOR ADJUDICATION OF DISPUTES

Section 8.1                                    Forum.  Unless the Corporation, in writing, selects or consents to the selection of an alternative forum, the sole and exclusive forum for any current or former stockholder (including any current or former beneficial owner) to bring internal corporate claims (as defined below), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if such court would have jurisdiction, the United States District Court for the District of Delaware).  For purposes of this Article VIII, internal corporate claims means claims, including claims in the right of the Corporation:  (i) that are based upon a violation of a duty by a current or former Director, officer or stockholder in such capacity; or (ii) as to which the General Corporation Law of the State of Delaware (the “DGCL”) confers jurisdiction upon the Court of Chancery.

Section 8.2                                    Consent to Jurisdiction.  If any action the subject matter of which is within the scope of this Article VIII is filed in a court other than the Court of Chancery (or, if the Court of Chancery does not have jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if such court would have jurisdiction, the United States District Court for the District of Delaware) (a “foreign action”) by any current or former stockholder (including any current or former beneficial owner), such stockholder shall be deemed to have consented to:  (i) the personal jurisdiction of the Court of Chancery (or the Superior Court of the State of Delaware (Complex Commercial Division) or the United States District Court for the District of Delaware, as applicable) in connection with any action brought in any such court to enforce this Article VIII; and (ii) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder.

Section 8.3.                                 Enforceability.  If any provision of this Article VIII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article VIII (including, without limitation, each portion of any sentence of this Article VIII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby.